EXHIBIT 99.1
                                                                    ------------



                    COMPTON ANNOUNCES SECOND QUARTER RESULTS


FOR IMMEDIATE RELEASE                                            AUGUST 13, 2004


CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton" or the "Company") is pleased to announce its financial and operating results for the quarter ended June 30, 2004.

SECOND QUARTER HIGHLIGHTS

MAZEPPA GAS PLANT EXPANSION

Expansion of the Mazeppa gas plant was completed and operational on June 1, 2004. Processing capacity of the plant was increased from 90 mmcf/d to 135 mmcf/d through the addition of 45 mmcf/d of additional sweet gas processing capacity. With the completion of the Mazeppa plant expansion, Compton's processing capacity in Southern Alberta is now 172 mmcf/d and free of restrictions. The Company now has the necessary processing capacity to meet the requirements of its ongoing exploration and development programs in Southern Alberta.

MAZEPPA PROCESSING PARTNERSHIP FINANCING

The Mazeppa Processing Partnership ("MPP") has finalized arrangements for $75 million of partnership equity financing from an independent third party. The financing is scheduled to close on August 18, 2004. Proceeds from the financing will be used to repay monies advanced by Compton to MPP to facilitate the acquisition, expansion and operations of the Mazeppa facilities. Compton has entered into agreements to manage and operate the facilities on behalf of the partnership and to process its gas through the facilities.

REDWOOD ACQUISITION

During the second quarter, Compton acquired all of the issued and outstanding shares of Redwood Energy, Ltd ("Redwood") for a total consideration of $17.6 million including debt of $11.2 million. Redwood was a junior E&P company active in central Alberta. Through the acquisition, Compton acquired additional reserves, undeveloped acreage and control of gathering facilities at its expanding play in the Niton area. On July 1, 2004 Redwood was wound up into Compton.

DRILLING PROGRAM

Despite a reduced second quarter drilling program due to break-up and a focus on well completions and facility issues, the first half of 2004 concluded the most active six month drilling program in the Company's history. Compton drilled a total of 80 gross wells (61 net) with an 87% success rate during the first half of 2004. In the three months ending June 30, 2004, the Company drilled 21 gross (12 net) wells with an 80% success rate.

Third quarter drilling activity is scheduled to increase to levels comparable with the first quarter of 2004. The Company currently has four triple rigs drilling, three in southern Alberta in the Hooker area and one in central Alberta at Niton. Additionally, one single rig is drilling Belly River targets in southern Alberta.

Compton recently received approval from the Alberta Energy and Utilities Board for reduced well spacing on five townships in the Centron/Gladys/Brant area. This decision effectively doubles the Company's inventory of lower risk drilling locations targeting Belly River sandstones in southern Alberta.

PRODUCTION

With the elimination of processing constraints in southern Alberta during the second quarter and an operational focus on well completions and tie-ins, production began to increase during the later part of the quarter. Average production for the period was 26,295 boe/d an increase of 2% over average production of 25,717 boe/d in the first quarter. Completions and tie-ins during the quarter together with the Company's second half drill program are expected to yield continued growth in production during the second half of 2004.

FINANCIAL SUMMARY

---------------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED         SIX MONTHS ENDED
                                                        JUNE 30                    JUNE 30
($000s, except per share amounts)                  2004         2003          2004          2003
---------------------------------------------------------------------------------------------------
Gross revenue                                    $98,112      $83,305       $186,070     $175,749
Cash flow from operations(1)                     $47,698      $39,610       $ 88,558     $ 87,648
Cash flow/share  - basic(1)                      $  0.41      $  0.34       $   0.76     $   0.75
                 - diluted(1)                    $  0.39      $  0.32       $   0.72     $   0.72
Adjusted net earnings from operations(1)         $15,092      $12,601       $ 29,180     $ 26,246
Net earnings                                     $ 2,978      $64,686       $ 25,279     $ 96,503
Net earnings per share -  basic                  $  0.03      $  0.56       $   0.22     $   0.83
                 - diluted                       $  0.02      $  0.53       $   0.21     $   0.79
Capital expenditures                             $68,068      $56,953       $152,105     $ 95,508
Weighted averages shares (000s)
                 - basic                         117,236      116,395        117,060      116,367
                 - diluted                       123,855      122,332        123,538      122,304
---------------------------------------------------------------------------------------------------

(1) See cautionary statement located at the front of the Management Discussion and Analysis.

ADJUSTED NET EARNINGS FROM OPERATIONS

Adjusted net earnings from operations is a financial measure used by the Company to evaluate performance. The following reconciliation presents the after-tax effects of the elimination of certain items, primarily non-operational in nature, that are included in the determination of net earnings as reported for the period.

----------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                 JUNE 30                 JUNE 30
($000s, except per share amounts)                            2004       2003          2004         2003
----------------------------------------------------------------------------------------------------------
Net earnings as reported                                  $ 2,978    $ 64,686      $ 25,279      $ 96,503

Non-operational items
    Foreign exchange loss (gain)                            3,991     (14,955)        6,405       (33,127)
    Unrealized risk management loss (gain)                  7,316          --         5,063            --
    Stock-based compensation                                1,143          --         1,275            --
    Effect of statutory tax rate changes on future
    income tax liabilities                                     --     (37,130)       (8,359)      (37,130)
    Non-controlling interest                                 (336)         --          (483)           --
----------------------------------------------------------------------------------------------------------

Adjusted net earnings from operations                     $15,092    $ 12,601      $ 29,180      $ 26,246

Per share - basic                                         $  0.13    $   0.11      $   0.25      $   0.23
                - diluted                                 $  0.12    $   0.10      $   0.24      $   0.21
----------------------------------------------------------------------------------------------------------

OPERATING SUMMARY

----------------------------------------------------------------------------------------------------------
                                      THREE MONTHS ENDED JUNE 30,           SIX MONTHS ENDED JUNE 30,
(6:1 boe conversion)                  2004        2003       Change      2004        2003        Change
----------------------------------------------------------------------------------------------------------
Average production
   Natural gas (mmcf/d)                122         119          3%         121         119           2%
   Liquids (bbls/d)                  5,977       5,910          1%       5,816       5,988          -3%
----------------------------------------------------------------------------------------------------------
   Total (boe/d)                    26,295      25,659          2%      26,006      25,755           1%

Average pricing
   Natural gas ($/mcf)               $6.70      $ 6.08(1)      10%       $6.40       $6.45(1)       -1%
   Liquids ($/bbl)                  $41.89      $33.03(1)      27%      $40.70      $34.33(1)       19%
----------------------------------------------------------------------------------------------------------
   Total ($/boe)                    $40.57      $35.68(1)      14%      $38.90      $37.70(1)        3%
Cash flow netback ($/boe)           $20.64      $17.08         21%      $19.39      $18.89           3%
----------------------------------------------------------------------------------------------------------

(1)  2003 prices include the impact of hedge losses.


--------------------------------------------------------------------------------
OPERATIONS REVIEW

DRILLING SUMMARY

During the second quarter of 2004, Compton drilled 21 gross (12 net) wells. Of the 21 wells drilled, six were classified as exploratory and 15 as development wells.

The following table indicates drilling results to June 30, 2004.

--------------------------------------------------------------------------------
2004 DRILLING RESULTS         GAS     OIL      D&A    TOTAL     NET      SUCCESS
--------------------------------------------------------------------------------

Southern Alberta                26     0        4       30       26         87%
Central Alberta                 22     0        4       26       18         85%
Peace River Arch                3      10       1       14        9         93%
--------------------------------------------------------------------------------
                                51     10       9       70       53         87%
Standing, cased wells           10     0        0       10        8
--------------------------------------------------------------------------------
TOTAL                           61     10       9       80       61
--------------------------------------------------------------------------------

FACILITIES

The 45 mmcf/d sweet gas plant expansion at Mazeppa was completed and operational on June 1, 2004. Compton gained control and management of the Mazeppa and Gladys gas plants and related infrastructure through the acquisition of the facilities by Mazeppa Processing Partnership in July of 2003. With the completion of the Mazeppa sweet gas expansion, Compton's processing capacity in Southern Alberta is now 172 mmcf/d. Available processing capacity will be sufficient to accommodate the Company's production additions for the next few years. Future expansions, when required, can be undertaken by Compton as operator, ensuring timely completion.

Successful exploration and development drilling at Niton in Central Alberta resulted in Compton installing a 10 mmcf/d compressor early in the third quarter of 2004 and commencing expansion of the Niton gas plant from 10mmcf/d to 20 mmcf/d. Expansion should be completed during the fourth quarter of 2004.

SOUTHERN ALBERTA

Southern Alberta is Compton's largest core area. Multi-zone targets include medium depth Belly River, deep tight Basal Quartz and Wabamun Crossfield gas. Additional upside exists in the shallower Edmonton sands and Horseshoe Canyon coals. Compton drilled eight (seven net) wells with a 75% success rate in Southern Alberta in the second quarter of 2004.

Compton recently received downspacing approval from the Alberta Energy and Utilities Board on five townships in the Centron/Gladys/Brant area. This decision effectively doubles the Company's inventory of drilling locations targeting Belly River sandstones.

Four wells targeting Basal Quartz sands at Hooker were drilled in the second quarter, resulting in one gas well and three standing cased wells.

At Callum, two wells were drilled and cased in the second quarter and the Company is on track to complete its budgeted five well program in 2004. Additionally, the three wells drilled in the third quarter of 2003 were completed, tested and tied-in to Compton's operated (30 mmcf/d) gas plant.

Compton is continuing to evaluate the coal bed methane ("CBM") potential of its lands in Southern Alberta. CBM prospects immediately north and east of Compton's land holdings are being actively pursued by others with significant reported success. The same Horseshoe Canyon CBM zone is present on Compton's lands in the Centron, Gladys and Brant areas. Compton has initiated a six well CBM re-completion program in the second half of the year to further evaluate the area's CBM potential.

CENTRAL ALBERTA

Central Alberta provides Compton with excellent exploration and development drilling opportunities, similar to its successful Southern Alberta deep basin Hooker play.

With first and second quarter success at Niton, Compton has increased drilling plans and applied for reduced well spacing. The Company plans on drilling a total of 20 wells to year end in the area, up from its original budget of 11 wells.

PEACE RIVER ARCH

The Peace River Arch area located north of Grand Prairie, contains multi-zone potential for both exploration and development opportunities. In the second quarter of 2004, Compton drilled seven (four net) wells in the Arch with an 86% success rate. In the Clayhurst and Howard area, one gas well targeting Dunvegan sands was drilled.

Two oil wells were drilled at Worsley resulting in the extension of the Charlie Lake pool boundaries. Due to the success of initial waterflood pilots, a field wide waterflood of the Charlie Lake pool will be initiated in the second half of the year. Waterflooding has the potential to double the oil recovery from the Charlie Lake reservoir from 5-7% to 10-14%.

OUTLOOK

As planned, activities during the second quarter of 2004 focused on the completion and tie-in of wells drilled during the later part of 2003 and the first quarter of 2004. Drilling activity will accelerate in the second half of the year consistent with the Company's budgeted capital expenditure program.

The elimination of southern Alberta facility constraints in combination with bringing new wells on stream is expected to result in production gains during the remainder of 2004. Compton's drilling program has been very successful to date and the Company's overall exploration and development programs continue to yield expected results. Average production for July was in excess of 27,000 boe/d and is currently expected to increase to approximately 32,000 boe/d in December.

Planned minor property dispositions in the second half of the year and the closing of the MPP financing will return approximately $100 million to Compton reducing outstanding debt and associated interest costs.


MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THREE AND SIX MONTHS ENDED JUNE 30, 2004 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MD&A FOR THE YEAR ENDED DECEMBER 31, 2003, AVAILABLE IN PRINTED FORM ON REQUEST AND POSTED ON THE COMPANY'S WEBSITE.

NON-GAAP FINANCIAL MEASURES

INCLUDED IN THE MD&A AND ELSEWHERE IN THIS INTERIM REPORT ARE REFERENCES TO TERMS USED IN THE OIL AND GAS INDUSTRY SUCH AS CASH FLOW FROM OPERATIONS, CASH FLOW PER SHARE AND ADJUSTED NET EARNINGS FROM OPERATIONS. THESE TERMS ARE NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN CANADA AND CONSEQUENTLY ARE REFERRED TO AS NON-GAAP MEASURES. THESE TERMS ARE USED BY COMPTON TO EVALUATE OPERATING RESULTS. REPORTED AMOUNTS MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES.

CASH FLOW FROM OPERATIONS, AS COMMONLY USED IN THE OIL AND GAS INDUSTRY, APPEARS AS A SEPARATE CAPTION ON THE COMPANY'S CASH FLOW STATEMENT AND REPRESENTS NET INCOME BEFORE DD&A, FUTURE TAXES AND OTHER NON-CASH EXPENSES. CASH FLOW FROM OPERATIONS SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, CASH PROVIDED BY OPERATING, INVESTING AND FINANCING ACTIVITIES OR NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP AS AN INDICATOR OF THE COMPANY'S PERFORMANCE OR LIQUIDITY. ADJUSTED NET EARNINGS FROM OPERATIONS REPRESENTS NET INCOME EXCLUDING CERTAIN ITEMS THAT ARE LARGELY NON-OPERATIONAL IN NATURE AND SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN, NET EARNINGS AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP.

USE OF BOE EQUIVALENTS

THROUGHOUT THE MD&A AND ELSEWHERE IN THIS INTERIM REPORT THE CALCULATION OF BARRELS OF OIL EQUIVALENT ("BOE") IS DETERMINED USING A CONVERSION RATE OF SIX THOUSAND CUBIC FEET ("MCF") OF NATURAL GAS FOR ONE BARREL OF OIL AND IS BASED ON AN ENERGY EQUIVALENCE CONVERSION METHOD. BOES MAY BE MISLEADING, PARTICULARLY IF USED IN ISOLATION. A BOE CONVERSION RATIO OF 6 MCF:1 BBL IS BASED ON AN ENERGY EQUIVALENCE CONVERSION METHOD PRIMARILY APPLICABLE AT THE BURNER TIP AND DOES NOT REPRESENT A VALUE EQUIVALENCE AT THE WELLHEAD.

Compton is an independent, public company actively engaged in the exploration, development and production ("E&P") of natural gas, natural gas liquids and crude oil in Western Canada. Compton also controls and manages the Mazeppa Processing Partnership, which owns significant midstream assets critical to the Company's activities in Southern Alberta. The accounts of MPP are consolidated and reflected as a separate business unit.

PRODUCTION

----------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED JUNE 30      SIX MONTHS ENDED JUNE 30
(6:1 boe conversion)                          2004    2003   Change        2004      2003    Change
----------------------------------------------------------------------------------------------------
Average daily production
   Natural gas (MMCF/D)                        122     119     3%           121       119     2%
   Liquids (light oil & ngl's) (BBLS/D)      5,977   5,910     1%         5,816     5,988    -3%
----------------------------------------------------------------------------------------------------
Total oil equivalent (BOE/D)                26,295  25,659     2%        26,006    25,755     1%
----------------------------------------------------------------------------------------------------

Production increased from prior periods during the three and six months ended June 30, 2004. Southern Alberta production, which accounts for approximately 60% of the Company's total volumes, was previously restricted due to processing constraints. The expansion of the Mazeppa gas plant completed on June 1, 2004, concludes the resolution of these constraints. In the second quarter, Compton focused on tying in wells drilled in the fourth quarter of 2003 and first quarter of 2004. Second quarter results did not benefit from a full quarter of production from newly tied in wells, however, the Company expects production to increase in the second half of 2004. Currently, approximately 3,000 boe/d of production remains behind pipe and is awaiting tie in.

OPERATING CASH FLOW AND NET EARNINGS

---------------------------------------------------------------------------------------------------
                                           THREE MONTHS ENDED JUNE 30     SIX MONTHS ENDED JUNE 30
($000s, except per share amounts)          2004       2003     Change     2004       2003    Change
---------------------------------------------------------------------------------------------------
Cash flow from operations                $47,698    $39,610      20%    $88,558    $87,648      1%
Per share - basic                        $  0.41    $  0.34      21%    $  0.76    $  0.75      1%
          - diluted                      $  0.39    $  0.32      22%    $  0.72    $  0.72      0%

Net earnings                             $ 2,978    $64,686     -95%    $25,279    $96,503    -74%
Per share - basic                        $  0.03    $  0.56     -95%    $  0.22    $  0.83    -73%
          - diluted                      $  0.02    $  0.53     -96%    $  0.21    $  0.79    -73%
---------------------------------------------------------------------------------------------------
Adjusted net earnings from operations    $15,092    $12,601      20%    $29,180    $26,246     11%
---------------------------------------------------------------------------------------------------

Cash flow from operations in the three and six months ended June 30, 2004 rose from the comparable periods of 2003 due to higher realized oil and natural gas prices and increased production volumes.

Effective January 1, 2004, the Company elected not to designate any of its risk management activities involving financial instruments as accounting hedges under Accounting Guideline 13. As a result, commodity hedges and other derivatives are accounted for on a mark to market basis. Net earnings for the three and six month periods ended June 30 2004 were impacted by risk management losses of $14.3 million and $11.7 million respectively under this accounting method. Of the $11.7 million recorded for the six month period, $3.4 million was a realized loss and the balance is unrealized. Previously, hedge gains and losses were recognized when realized and in the case of commodity price hedges, were reflected as an adjustment to revenue. The mark to market accounting treatment will, particularly during periods of commodity price volatility, result in fluctuations in net earnings which may be significant.

Net earnings were also impacted by unrealized foreign exchange losses of $4.9 million and $7.9 million respectively for the three and six month periods ended June 30, 2004. During comparable periods in 2003 the Company recorded unrealized foreign exchange gains of $18.8 million and $37.0 million.

ADJUSTED NET EARNINGS FROM OPERATIONS

To assist in the comparability of net earnings between periods the Company calculates adjusted net earnings from operations. Adjusted net earnings eliminates the after tax effect of certain items, such as unrealized hedge gains and losses and unrealized foreign exchange gains and losses discussed above, and future income tax recoveries relating to statutory rate reductions.

Adjusted net earnings from operations is used by the Company to evaluate performance. The following reconciliation presents the after-tax effects of certain items of a non-operational nature that are included in the Company's financial results for each of the periods reported.

-------------------------------------------------------------------------------------------------------
                                                         THREE MONTHS ENDED        SIX MONTHS ENDED
                                                              JUNE 30                  JUNE 30
($000s, except per share amounts)                         2004        2003         2004          2003
-------------------------------------------------------------------------------------------------------
Net earnings as reported                                $ 2,978     $64,686      $25,279      $ 96,503

Non-operational items
    Foreign exchange loss (gain)                          3,991     (14,955)       6,405       (33,127)
    Unrealized risk management (gain)                     7,316          --        5,063            --
    Stock-based compensation                              1,143          --        1,275            --
    Effect of statutory tax rated changes on future
    income tax liabilities                                   --     (37,130)      (8,359)      (37,130)
    Non-controlling interest                               (336)         --         (483)           --
-------------------------------------------------------------------------------------------------------

Adjusted net earning from operations                    $15,092     $12,601      $29,180      $ 26,246

Per share - basic                                       $  0.13     $  0.11      $  0.25      $   0.23
          - diluted                                     $  0.12     $  0.10      $  0.24      $   0.21
-------------------------------------------------------------------------------------------------------

REVENUE AND PRICING

-------------------------------------------------------------------------------------------------------
                                       THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
($000s, except where noted)          2004        2003       Change      2004         2003       Change
-------------------------------------------------------------------------------------------------------
Natural gas revenue                $74,297     $65,544         13%    $141,057    $138,534          2%
Liquids revenue                     22,785      17,761         28%      43,082      37,215         16%
-------------------------------------------------------------------------------------------------------
E&P revenue                         97,082      83,305         17%     184,139     175,749          5%
MPP                                  1,030          --          --       1,931          --          --
-------------------------------------------------------------------------------------------------------
Total revenue                      $98,112     $83,305         18%    $186,070    $175,749          6%

Average pricing
   Natural gas ($/MCF)             $  6.70     $  6.08(1)      10%    $   6.40    $   6.45(2)      -1%
   Liquids ($/BBL)                 $ 41.89     $ 33.03(1)      27%    $  40.70    $  34.33(2)      19%
-------------------------------------------------------------------------------------------------------
Total oil equivalent ($/BOE)       $ 40.57     $ 35.68         14%    $  38.90    $  37.70          3%
-------------------------------------------------------------------------------------------------------

(1) Including hedge losses of $0.16/mcf of natural gas and $0.93/bbl of liquids.
(2) Including hedge losses of $0.19/mcf of natural gas and $1.99/bbl of liquids.

E&P revenue for the three and six months ended June 30, 2004 increased from comparable periods due to higher realized prices and increased production volumes. The Company's realized prices rose as WTI crude oil prices increased to over US $42.00/bbl in June 2004. Similarly, second quarter prices were higher than in the first quarter of the year and contributed to a 12% increase in E&P revenue in the current quarter.

Commodity hedge gains and losses are not included in 2004 prices, but are reflected in "Risk Management" on the consolidated income statements. E&P revenue for the six months ending June 30, 2003 excludes hedge losses of $10 million.

Approximately 13% of Compton's natural gas production remains committed to aggregator contracts, which received a price during the current quarter that was, on average, $0.45/mcf less than prices received on non-aggregator volumes.

RISK MANAGEMENT

Compton is exposed to fluctuations in commodity prices, interest rates and the Canadian/U.S dollar exchange rate. The Company, when considered appropriate, utilizes financial instruments to manage its exposure to these risks.

The following table summarizes the risk management transactions for the first six months of 2004:

-------------------------------------------------------------------------------------------------
                                                     RISK             RISK              RISK
                                                  MANAGEMENT       MANAGEMENT        MANAGEMENT
($000s)                                          DEFERRED LOSS      LIABILITY         GAIN (LOSS)
-------------------------------------------------------------------------------------------------
January 1, 2004 mark-to-market                    $10,895           $(10,895)        $     --
    Commodity hedges                               (3,518)            (2,671)          (9,596)
    Interest rate swap                             (1,705)              (352)          (2,057)
-------------------------------------------------------------------------------------------------
June 30, 2004                                     $ 5,672           $(13,918)        $(11,653)
-------------------------------------------------------------------------------------------------

COMMODITY PRICE RISK MANAGEMENT

Effective January 1, 2004 the Company elected to account for commodity hedges on a mark-to-market basis and recognized a deferred loss and a liability of $2 million with respect to outstanding contracts as of that date.

The following table outlines commodity hedge transactions which were in place during the second quarter of 2004 and/or are currently in place.

-------------------------------------------------------------------------------------------------
  COMMODITY        TYPE                TERM             AMOUNT           AVERAGE PRICE    INDEX
-------------------------------------------------------------------------------------------------
NATURAL GAS:
                 Collars         Apr  - May 2004     35,000 GJ/d       Cdn$4.96 - $6.59    AECO
                 Collars               June 2004     40,000 GJ/d       Cdn$5.16 - $6.78    AECO
                 Collars         July - Oct 2004     35,000 GJ/d       Cdn$5.32 - $6.95    AECO
                 Collars          Nov - Dec 2004     15,000 GJ/d       Cdn$5.83 - $7.80    AECO


CRUDE OIL:
                 Collars     Jan 2004 - Dec 2004    1,500 bbls/d      US$25.83 - $29.37     WTI
-------------------------------------------------------------------------------------------------


ROYALTIES

-----------------------------------------------------------------------------------------------
                                    THREE MONTHS ENDED JUNE 30      SIX MONTHS ENDED JUNE 30
($000s, except where noted)          2004       2003   Change      2004       2003    Change
-----------------------------------------------------------------------------------------------
Royalties                           22,501     20,889     8%      43,282     43,813    -1%
% of E&P revenue                     23.2%      25.1%    -8%       23.5%      24.9%    -6%
-----------------------------------------------------------------------------------------------

The Alberta Crown royalty structure imposes higher royalty rates at higher commodity prices and conversely, lower royalty rates at lower commodity prices. The Company's royalty rate for the three and six months ended June 30, 2004 was marginally lower than in the same periods of 2003 despite an increase in realized oil and gas prices. The reduction was due to a gas cost allowance adjustment recorded in the second quarter.

OPERATING EXPENSES

--------------------------------------------------------------------------------------------------
                                            THREE MONTHS ENDED JUNE 30    SIX MONTHS ENDED JUNE 30
($000s, except where noted)                 2004      2003     Change     2004     2003     Change
--------------------------------------------------------------------------------------------------
E&P activities                            $14,152   $12,935      9%     $27,796  $25,064     11%
MPP                                            53        --      --          85       --      --
--------------------------------------------------------------------------------------------------
Total operating expenses                  $14,205   $12,935     10%     $27,881  $25,064     11%

E&P operating expenses per boe ($/BOE)    $  5.91   $  5.54      7%     $  5.87  $  5.38      9%
--------------------------------------------------------------------------------------------------

Operating costs per boe in the three and six months ended June 30, 2004 rose marginally from prior periods due to an overall year over year increase in the costs of goods and services in the oil and natural gas industry, additional field staff required for expanding operations and higher energy costs. Operating costs per boe in the second quarter remained consistent with the first quarter of 2004.

GENERAL AND ADMINISTRATIVE EXPENSES

----------------------------------------------------------------------------------------------------------
                                                 THREE MONTHS ENDED JUNE 30      SIX MONTHS ENDED JUNE 30
($000s, except where noted)                      2004       2003     Change     2004      2003      Change
----------------------------------------------------------------------------------------------------------
E&P general and administrative expense         $5,658     $4,612      23%    $10,951     $9,354       17%
  Capitalized general and administrative
  expense                                        (573)      (560)      2%     (1,101)    (1,249)     -12%
Operating recoveries                           (1,830)      (891)    105%     (3,825)    (2,155)      77%
----------------------------------------------------------------------------------------------------------
Net E&P general and administrative             $3,255     $3,161       3%    $ 6,025     $5,950        1%
  expense
MPP general and administrative expense            275         --       --        425         --        --
----------------------------------------------------------------------------------------------------------
Total general and administrative expense       $3,530     $3,161      12%    $ 6,450     $5,950        8%

Net E&P general and administrative/boe         $ 1.36     $ 1.35       1%    $  1.27     $ 1.28       -1%
  ($/BOE)
----------------------------------------------------------------------------------------------------------

Net E&P general and administrative expenses per boe in the three and six months ended June 30, 2004, remained consistent with the prior period. Net general and administrative expenses increased due to additional full time employees required from the expanded activities of the Company, as well as additional regulatory and reporting related costs and higher insurance costs.

INTEREST EXPENSE

---------------------------------------------------------------------------------------------------------
                                       THREE MONTHS ENDED JUNE 30            SIX MONTHS ENDED JUNE 30
($000s, except where noted)           2004          2003     Change         2004        2003      Change
---------------------------------------------------------------------------------------------------------
Interest expense                   $  7,436      $  6,537     14%        $ 15,153     $ 13,150     15%
Average debt outstanding           $408,700      $308,406     33%        $401,956     $317,505     27%
---------------------------------------------------------------------------------------------------------

Higher debt levels in 2004 increased interest expense in the three and six months ended June 30, 2004. Average debt outstanding rose in the second quarter of 2003 as the Company increased the amount drawn on its syndicated credit facility to fund the purchase the Mazeppa and Gladys gas plants and related infrastructure by MPP. In addition, borrowings under the Company's senior credit facilities were increased to fund capital expenditures in excess of cash flow.

Interest expense in the current quarter decreased 4% from the first quarter of 2004 due to a decline in lending rates.

DEPLETION, DEPRECIATION AND ASSET RETIREMENT COSTS ("DD&A")

---------------------------------------------------------------------------------------------------------
                                          THREE MONTHS ENDED JUNE 30        SIX MONTHS ENDED JUNE 30
 ($000s, except where noted)             2004        2003      Change     2004         2003       Change
---------------------------------------------------------------------------------------------------------
 E&P                                   $19,163     $16,341      17%     $35,343      $29,019        22%
 MPP                                       692          --       --          --           --         --
---------------------------------------------------------------------------------------------------------
 Total DD&A                            $19,855     $16,341      22%     $36,558      $29,019        26%

 E&P DD&A per boe ($/BOE)              $  8.01     $  7.00      14%     $  7.47      $  6.22        20%
---------------------------------------------------------------------------------------------------------

Higher DD&A rates in 2004 are attributable to an overall increase in drilling and service costs, in addition to the inclusion of asset retirement obligations in the Company's depletion base.

CAPITAL EXPENDITURES

---------------------------------------------------------------------------------------------------------
                                                                       SIX MONTHS ENDED
 ($000s, except where noted)                           JUNE 30, 2004     %      June 30, 2003       %
---------------------------------------------------------------------------------------------------------
 E&P activities
   Land and seismic                                        $ 18,670       13          $16,865        18
   Drilling and completions                                  82,356       59           48,558        51
   Production facilities                                     28,459       20           21,365        22
   Corporate acquisitions                                    12,625        9               --
   Property acquisitions                                    (1,223)       -1            8,720         9
---------------------------------------------------------------------------------------------------------
 Sub-total, E&P                                            $140,887      100          $95,508       100
 MPP                                                         11,218                       --
---------------------------------------------------------------------------------------------------------
 Total capital expenditures                                $152,105                   $95,508
---------------------------------------------------------------------------------------------------------

Capital expenditures for the six months ended June 30, 2004 totaled $152 million including the acquisition of Redwood Energy, Ltd. in April of 2004 for $12.6 million. Compton's 2004 expenditures to date reflect the Company's aggressive drilling program.

LIQUIDITY AND CAPITAL RESOURCES

---------------------------------------------------------------------------------------------------------
                                                                                      AS AT
($000s)                                                                  JUNE 30, 2004     Dec. 31, 2003
---------------------------------------------------------------------------------------------------------
Current bank debt                                                            $205,000         $164,500
Senior term notes                                                             221,166          213,246
---------------------------------------------------------------------------------------------------------
Total debt                                                                   $426,166         $377,746
---------------------------------------------------------------------------------------------------------

The Company utilized an additional $22 million of its credit facilities during the second quarter of 2004 to fund its capital expenditure program, including the acquisition of Redwood Energy, Ltd. and funds advanced to MPP for the expansion of the Mazeppa gas plant.

MPP has finalized arrangements for $75 million of partnership equity financing from an independent third party. Closing of the financing is scheduled for August 18, 2004. Proceeds from the financing will be used to repay monies advanced by Compton to MPP to facilitate the acquisition, expansion and operations of the Mazeppa facilities.

On July 7, 2004, the Company's senior secured credit facilities were renewed and the authorized amount of the facilities was increased to $240 million from $215 million. The facilities mature on July 7, 2005.

Compton expects that funds generated from operations, proceeds from minor, non-operated property dispositions and funds available under the Company's existing bank credit facilities will be sufficient to finance operations and budgeted capital expenditures of $200 million in 2004.

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the last two fiscal years.

----------------------------------------------------------------------------------------------------------
                                           2004                      2003                      2002
----------------------------------------------------------------------------------------------------------
($ millions, except per
share amounts)                           Q2       Q1       Q4     Q3 (1)   Q2      Q1       Q4      Q3(2)
----------------------------------------------------------------------------------------------------------
Total revenue                          $  98    $  88    $  82    $  77  $  83    $  92    $  72    $  51

Cash flow                              $  48    $  41    $  33    $  34  $  40    $  48    $  35    $  20
    Cash flow/share (basic)            $0.41    $0.35    $0.28    $0.29  $0.34    $0.41    $0.30    $0.17
    Cash flow/share (diluted)          $0.39    $0.33    $0.27    $0.28  $0.33    $0.39    $0.29    $0.17

Net income                             $   3    $  22    $  12    $  10  $  65    $  32    $   3    $   1
    Net income/share (basic)           $0.03    $0.19    $0.10    $0.09  $0.56    $0.27    $0.02    $0.01
    Net income/share (diluted)         $0.02    $0.18    $0.10    $0.09  $0.53    $0.26    $0.02    $0.01
----------------------------------------------------------------------------------------------------------

(1)  Restated for inclusion of Mazeppa Processing Partnership.
(2) Restated for changes in accounting policies adopted in 2003. See December 31, 2003 consolidated financial statements.

Higher realized oil and natural gas prices in 2004 increased total revenue in the first half of the year. Non-operational items in the second quarter decreased net income.

In 2003, strong overall commodity prices and the decline of the Company's portion of natural gas production dedicated to aggregators to 18%, resulted in higher realized prices and increased total revenue. Non-operational items increased net income in the first and second quarters of 2003, compared to the second half of the year.

Revenue in 2002 fluctuated on a quarterly basis largely due to average realized prices. Overall commodity prices rose throughout 2002, however, approximately 40% of Compton's natural gas production was marketed through aggregator contracts. These contracts received a price that was on average $0.94/mcf less than prices received on non-aggregator volumes in 2002.

FORWARD-LOOKING STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD-LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY BUSINESS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS AND MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, AND THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS. THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)
--------------------------------------------------------------------------------


                                                      JUNE 30,      December 31,
                                                         2004              2003
                                                   -----------      -----------
                                                   (unaudited)
ASSETS

Current
    Cash                                           $       644      $    15,548
    Accounts receivable and other                      105,801           94,937
                                                   -----------      -----------

                                                       106,445          110,485
Property and equipment (Note 4)                      1,059,577          942,303
Goodwill (Note 3)                                        6,753               --
Other assets                                               432              100
Deferred financing charges                              10,372           11,432
Risk management (Note 12)                                5,672               --
                                                   -----------      -----------

                                                   $ 1,189,251      $ 1,064,320
                                                   ===========      ===========

LIABILITIES

Current
    Bank debt (Note 5)                             $   205,000      $   164,500
    Accounts payable                                   108,161           85,730
    Taxes payable                                        3,723            2,757
    Risk management (Note 12)                            4,672               --
                                                   -----------      -----------

                                                       321,556          252,987
Senior term notes (Note 6)                             221,166          213,246
Asset retirement obligations (Note 7)                   18,743           17,329
Risk management (Note 12)                                9,246               --
Other liabilities                                           72              155
Future income taxes                                    232,915          223,807
                                                   -----------      -----------

                                                       803,698          707,524
                                                   -----------      -----------

Non-controlling interest (Note 4)                         (896)            (110)
                                                   -----------      -----------

SHAREHOLDERS' EQUITY

Capital stock (Note 8)                                 134,723          131,577
Contributed surplus                                      2,677              760
Retained earnings                                      249,049          224,569
                                                   -----------      -----------

                                                       386,449          356,906
                                                   -----------      -----------

                                                   $ 1,189,251      $ 1,064,320
                                                   ===========      ===========


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
 (unaudited) (thousands of dollars, except per share amounts)
--------------------------------------------------------------------------------

                                               THREE MONTHS ENDED         SIX MONTHS ENDED
                                                    JUNE 30,                  JUNE 30,
                                           ----------------------    ----------------------
                                               2004          2003         2004         2003
                                           ---------    ---------    ---------    ---------
REVENUE
  Oil and natural gas revenues             $  98,112    $  83,305    $ 186,070    $ 175,749
  Royalties                                  (22,501)     (20,889)     (43,282)     (43,813)
                                           ---------    ---------    ---------    ---------
                                              75,611       62,416      142,788      131,936
                                           ---------    ---------    ---------    ---------
EXPENSES
  Operating                                   14,205       12,935       27,881       25,064
  General and administrative                   3,530        3,161        6,450        5,950
  Interest                                     7,436        6,537       15,153       13,150
  Depletion and depreciation                  19,855       16,341       36,558       29,019
  Accretion of asset retirement
    obligations (Note 7)                         429          346          828          677
  Foreign exchange loss (gain)                 4,945      (18,827)       7,937      (36,999)
  Risk management loss (Note 12)              14,274           --       11,653           --
  Stock-based compensation                     1,861           --        2,076           --
                                           ---------    ---------    ---------    ---------
                                              66,535       20,493      108,536       36,861
                                           ---------    ---------    ---------    ---------

EARNINGS BEFORE TAXES AND
  NON-CONTROLLING INTEREST                     9,076       41,923       34,252       95,075
                                           ---------    ---------    ---------    ---------

Taxes (Note 11)
  Current                                        889          428        2,270          781
  Future (recovery)                            5,755      (23,191)       7,489       (2,209)
                                           ---------    ---------    ---------    ---------
                                               6,644      (22,763)       9,759       (1,428)
                                           ---------    ---------    ---------    ---------

EARNINGS BEFORE NON-CONTROLLING INTEREST       2,432       64,686       24,493       96,503

Non-controlling interest                        (546)          --         (786)          --
                                           ---------    ---------    ---------    ---------

NET EARNINGS                               $   2,978    $  64,686    $  25,279    $  96,503
                                           =========    =========    =========    =========

EARNINGS PER SHARE (Note 10)
   Basic                                   $    0.03    $    0.56    $    0.22    $    0.83
                                           =========    =========    =========    =========

   Diluted                                 $    0.02    $    0.53    $    0.21    $    0.79
                                           =========    =========    =========    =========


--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                THREE MONTHS ENDED        SIX MONTHS ENDED
                                                     JUNE 30,                  JUNE 30,
                                            ----------------------    ----------------------
                                                 2004         2003         2004         2003
                                            ---------    ---------    ---------    ---------
RETAINED EARNINGS, as previously reported   $ 246,176    $ 148,154    $ 224,569    $ 117,720
Change in accounting policies
   Asset retirement obligations                    --       (5,758)          --       (5,681)
                                            ---------    ---------    ---------    ---------

RETAINED EARNINGS, as restated                246,176      142,396      224,569      112,039
Net earnings                                    2,978       64,686       25,279       96,503
Premium on redemption of shares                  (105)      (1,310)        (799)      (2,770)
                                            ---------    ---------    ---------    ---------

RETAINED EARNINGS, end of period            $ 249,049    $ 205,772    $ 249,049    $ 205,772
                                            =========    =========    =========    =========


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
 (unaudited) (thousands of dollars)
--------------------------------------------------------------------------------

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                       JUNE 30,                  JUNE 30,
                                              ----------------------    ----------------------
                                                   2004         2003         2004         2003
                                              ---------    ---------    ---------    ---------
OPERATING ACTIVITIES
  Net earnings                                $   2,978    $  64,686    $  25,279    $  96,503
  Amortization of deferred charges                  530          543        1,060        1,067
  Depletion and depreciation                     19,855       16,341       36,558       29,019
  Accretion of asset retirement obligations         429          346          828          677
  Unrealized foreign exchange loss (gain)         4,933      (18,837)       7,920      (37,009)
  Future income taxes (recovery)                  5,755      (23,191)       7,489       (2,209)
  Risk management                                11,915           --        8,246           --
  Stock-based compensation                        1,861           --        2,076           --
  Pension expense                                   (12)          --         (100)          --
  Asset retirement expenditures                      --         (278)         (12)        (400)
  Non-controlling interest                         (546)          --         (786)          --
                                              ---------    ---------    ---------    ---------
  Cash flow from operations                      47,698       39,610       88,558       87,648
  Change in non-cash working capital             (2,914)       2,114       (7,538)      (9,228)
                                              ---------    ---------    ---------    ---------
                                                 44,784       41,724       81,020       78,420
                                              ---------    ---------    ---------    ---------

FINANCING ACTIVITIES
  Issuance (repayment) of bank debt              18,823       70,752       29,323       70,752
  Capital lease obligations                         (10)         (12)         (19)         (18)
  Notes receivable                                   --      (55,197)          --      (55,197)
  Deferred financing charges                         --         (100)          --         (129)
  Proceeds from share issuances (net)               498          645        2,261        1,727
  Redemption of common shares                      (125)      (1,643)        (949)      (3,511)
  Change in non-cash working capital             (5,341)      (4,508)        (377)      (1,376)
                                              ---------    ---------    ---------    ---------
                                                 13,845        9,937       30,239       12,248
                                              ---------    ---------    ---------    ---------

INVESTING ACTIVITIES
  Property and equipment additions              (53,526)     (49,753)    (137,562)     (86,788)
  Corporate acquisitions (Note 3)                (6,442)          --       (6,442)          --
  Property acquisitions                          (2,467)      (7,200)      (2,467)      (8,720)
  Change in non-cash working capital               (561)      (7,281)      20,308       (9,885)
                                              ---------    ---------    ---------    ---------
                                                (62,996)     (64,234)    (126,163)    (105,393)
                                              ---------    ---------    ---------    ---------

CHANGE IN CASH                                   (4,367)     (12,573)     (14,904)     (14,725)
CASH, beginning of period                         5,011       12,573       15,548       14,725
                                              ---------    ---------    ---------    ---------

CASH, end of period                           $     644    $      --    $     644    $      --
                                              =========    =========    =========    =========


See accompanying notes to the consolidated financial statements.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

1.       BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Compton Petroleum Corporation (the "Company") and its wholly owned subsidiaries including the accounts of Mazeppa Processing Partnership in accordance with the accounting policy "Variable Interest Entities". The Company is in the business of exploration for and production of petroleum and natural gas reserves in the Western Canadian Sedimentary Basin.

The consolidated financial statements of the Company have been prepared by Management in accordance with accounting principles generally accepted in Canada. Certain information and disclosure normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2003.

All amounts are presented in Canadian dollars unless otherwise stated.

2.       CHANGE IN ACCOUNTING POLICY

HEDGING RELATIONSHIPS

The Company has elected not to designate any of its risk management activities in place at January 1, 2004 as accounting hedges under Accounting Guideline 13 and accordingly, accounts for all derivatives using the mark-to-market method. The impact on the Company's consolidated financial statements at January 1, 2004 resulted in the recognition of risk management liabilities of $10.9 million and risk management assets (deferred losses) of $10.9 million, before tax. The risk management assets will be charged to earnings as the contracts expire and the liability will be revalued at each balance sheet date with any gain or loss recognized in earnings.

3.       BUSINESS COMBINATION

In April 2004, the Company paid cash of $6.4 million to acquire all of the issued and outstanding common shares of Redwood Energy, Ltd. ("Redwood"), a Calgary based independent energy company. The business combination has been accounted for using the purchase method with results of operations of Redwood included in the Consolidated Financial Statements from the date of acquisition. On July 1, 2004, Redwood was wound up into Compton Petroleum Corporation.

The allocation of the purchase price to assets and liabilities assumed based on their fair value is set out in the following table:

  Purchase price allocated as follows:
     Property and equipment                                          $   12,625
     Goodwill                                                             6,753
     Working capital deficit                                               (142)
     Debt assumed                                                       (11,176)
     Future income tax                                                   (1,618)
                                                                     -----------
  Net assets acquired                                                $    6,442
                                                                     ==========

  Purchase price:
     Cash consideration                                              $    6,272
     Transaction costs                                                      170
                                                                     -----------
  Total cash consideration                                           $    6,442
                                                                     ==========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

4.       SEGMENTED INFORMATION

In June of 2003, Mazeppa Processing Partnership ("MPP"), a limited partnership organized under the laws of the province of Alberta, acquired certain midstream assets from an independent third party. The assets consist of major natural gas gathering and processing facilities in southern Alberta. The Company has minimal equity ownership in MPP. However, in its capacity as general partner, the Company has control of MPP, manages the activities of the partnership and processes a significant portion of its production in southern Alberta through the facilities. The Company is considered to be the primary beneficiary of MPP's operations and the consolidated financial statements of the Company include the accounts of MPP.

The operations of MPP are considered to be a business segment separate and distinct from the Company's exploration, exploitation, development and production activities ("E&P activities"). Information relating to the two business segments is summarized below and inter-company transactions are eliminated on consolidation as indicated.

                                                E&P                     INTER-
Six months ended June 30, 2004              ACTIVITIES      MPP        COMPANY       TOTAL
------------------------------------        ----------   ---------    ---------    ---------
Oil and natural gas revenues                $ 184,139    $   6,946    $  (5,015)   $ 186,070
Royalties                                     (43,282)          --           --      (43,282)
                                            ---------    ---------    ---------    ---------
                                              140,857        6,946       (5,015)     142,788
                                            ---------    ---------    ---------    ---------

Operating                                      27,796        5,100       (5,015)      27,881
General and administrative                      6,025          425           --        6,450
Interest                                       13,998        1,155           --       15,153
Depletion and depreciation                     35,343        1,215           --       36,558
Accretion of asset retirement obligations         813           15           --          828
Foreign exchange loss                           7,937           --           --        7,937
Risk management loss                           11,653           --           --       11,653
Stock-based compensation                        2,076           --           --        2,076
                                            ---------    ---------    ---------    ---------
                                              105,641        7,910       (5,015)     108,536
                                            ---------    ---------    ---------    ---------

Earnings (loss) before tax and
  non-controlling interest                     35,216         (964)          --       34,252

Tax (recovery)                                  9,937         (178)          --        9,759

Non-controlling interest                           --           --         (786)        (786)
                                            ---------    ---------    ---------    ---------

Net earnings (loss)                         $  25,279    $    (786)   $     786    $  25,279
                                            =========    =========    =========    =========

Losses from the operations of MPP are attributable to the Limited Partner and are included in non-controlling interest on the consolidated balance sheets.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

4.       SEGMENTED INFORMATION (continued)

CAPITAL EXPENDITURES

                                                   E&P
Six months ended June 30, 2004                 ACTIVITIES      MPP       TOTAL
---------------------------------------        ----------   --------   --------

Property and equipment additions               $  126,344   $ 11,218   $137,562
                                               ==========   ========   ========

PROPERTY AND EQUIPMENT
                                                        PROPERTY
                                                          AND          TOTAL
As at June 30, 2004                                    EQUIPMENT       ASSETS
---------------------------------------               -----------   -----------

E&P activities                                        $   984,493   $ 1,186,069
MPP                                                        75,084        79,870
Inter-company eliminations                                     --       (76,688)
                                                      -----------   -----------

                                                      $ 1,059,577   $ 1,189,251
                                                      ===========   ===========

The Company has advanced the funds to MPP necessary to acquire the midstream assets, expand the facilities and fund ongoing operations. The inter-company elimination of total assets noted above relates to an inter-company receivable/payable in respect to these amounts. Subsequent to June 30, 2004 MPP finalized arrangements for $75 million of partnership equity financing. The financing is scheduled to close on August 18, 2004. Proceeds from the financing will be used to repay funds advanced by the Company.

Included in property and equipment is $3.4 million (December 31, 2003 - $2.2 million) of physical inventory, held in various locations throughout the Company's operational areas.

5.     SENIOR CREDIT FACILITIES

                                                          JUNE 30,  December 31,
                                                             2004          2003
                                                         --------   -----------

Authorized
    Extendible revolving credit facility                 $205,000      $175,000
    Working capital facility                               10,000        10,000
                                                         --------      --------

    Total                                                $215,000      $185,000
                                                         ========      ========

Utilized                                                 $205,000      $164,500
                                                         ========      ========

As of June 30, 2004, the Company arranged authorized senior credit facilities with a syndicate of Canadian banks in the amount of $215 million (December 31, 2003 - $185 million). Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin currently set at 0.70%, 1.70% and 1.70%, respectively. Margins are determined based on the ratio of total consolidated debt to consolidated cash flow. Subsequent to June 30, 2004, the authorized senior credit facilities were increased to $240 million. These facilities mature on July 7, 2005.

The senior credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

6.       SENIOR TERM NOTES

                                                          JUNE 30,  December 31,
                                                             2004          2003
                                                          -------   -----------
Senior term notes (US$165.0 million)
  Proceeds on issuance                                   $ 259,051  $   259,051

  Unrealized foreign exchange (gain)                       (37,885)     (45,805)
                                                         ---------  -----------

                                                         $ 221,166  $  213,246
                                                         =========  ==========

The senior term notes bear interest at 9.90%, semi-annual, with principal repayable on May 15, 2009 and are subordinate to the Company's bank credit facilities.

The Company entered into a cross currency, interest rate swap arrangement with its banking syndicate whereby interest paid by the Company on the U.S. $165.0 million principal amount is based upon the 90 day Bankers' Acceptance rate plus 4.85%. This arrangement resulted in an effective interest rate of 6.93% during period ended June 30, 2004 (June 30, 2003 - 8.06%).

Interest incurred on senior term notes was $9.1 million for period ended June 30, 2004 (June 30, 2003 - $9.9 million).

7.       ASSET RETIREMENT OBLIGATIONS

The following table represents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

                                                          JUNE 30,  December 31,
                                                             2004          2003
                                                          --------   -----------
Asset retirement obligations, beginning of year           $ 17,329   $   17,335
   Liabilities incurred                                      1,846        1,241
   Liabilities settled                                         (12)      (2,683)
   Liabilities disposed                                     (1,248)          --
   Accretion expense                                           828        1,436
                                                          --------   ----------

Asset retirement obligations, end of period               $ 18,743   $   17,329
                                                          ========   ==========

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

8.     CAPITAL STOCK

ISSUED AND OUTSTANDING

                                                  JUNE 30,              December 31,
                                                    2004                    2003
                                           --------------------    --------------------
                                           NUMBER OF               Number of
                                             SHARES      AMOUNT      Shares      Amount
                                           ---------    --------   ---------    --------
                                              (000s)                  (000s)
Common shares outstanding,
beginning of year                           116,423    $131,577     116,271    $128,079
   Shares issued for cash, net                   --          --         587       2,712
   Shares issued for property                   110         875          15          81
   Shares issued under option plan              979       2,420         913       2,296
   Shares repurchased                          (132)       (149)     (1,363)     (1,591)
                                            -------    --------     -------    --------

Common shares outstanding, end of period    117,380    $134,723     116,423    $131,577
                                            =======    ========     =======    ========

During the fourth quarter of 2003, common shares issued for cash were issued on a flow-through basis. Under the terms of the flow-through agreement, the Company is required to expend $4.2 million on qualifying oil and natural gas expenditures prior to December 31, 2004. As at June 30, 2004, all necessary expenditures have been made.

During the six months ended June 30, 2004, the Company purchased for cancellation 131,500 common shares at an average price of $7.21 per share (December 31, 2003 - 1,363,401 shares at an average price of $5.83 per share) pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

9.       STOCK-BASED COMPENSATION PLANS

STOCK OPTION PLAN

The Company has implemented a stock option plan for directors, officers and employees. The exercise price of each option equals the closing price of the Company's common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the option is granted. Options granted under the plan before June 1, 2003 are generally fully exercisable after four years and expire ten years after the grant date. Options granted under the plan after June 1, 2003 are generally fully exercisable after four years and expire five years after the grant date.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

9.       STOCK-BASED COMPENSATION PLANS (continued)

The following table summarizes information relating to stock options:


                                      JUNE 30, 2004        December 31, 2003
                                  -------------------    --------------------
                                             WEIGHTED                Weighted
                                              AVERAGE                 average
                                   STOCK     EXERCISE     Stock      exercise
                                  OPTIONS      PRICE     options      price
                                  -------    --------    -------     --------
                                    (000s)                              (000s)

Outstanding,  beginning of year    10,672    $   2.54     10,357     $   2.21
   Granted                          2,059        6.95      1,503         5.18
   Exercised                         (979)       2.31       (913)        2.52
   Cancelled                         (143)       4.99       (275)        4.63
                                  -------    --------    -------     --------

Outstanding, end of period         11,609    $   3.31     10,672     $   2.54
                                  =======    ========    =======     ========

Exercisable, end of period          7,787    $   2.14      7,763     $   1.77
                                  =======    ========    =======     ========

      The range of exercise prices of stock options outstanding and exercisable at June 30, 2004 is as follows:

                                      Outstanding Options              Exercisable Options
                             -------------------------------------   -----------------------
                                             Weighted
                                              average     Weighted                  Weighted
                              Number of      remaining     average    Number of     average
                               options      contractual   exercise     options      exercise
RANGE OF EXERCISE PRICES     outstanding    life (years)    price    outstanding      price
------------------------     -----------    -----------   --------   -----------    --------
                                (000s)                                  (000s)
$0.60 - $0.99                      2,885        2.3       $  0.64          2,885    $  0.64
$1.00 - $2.99                      2,253        4.6          1.71          2,249       1.71
$3.00 - $3.99                      1,751        6.8          3.44          1,127       3.27
$4.00 - $4.99                      1,986        7.6          4.29          1,095       4.19
$5.00 - $6.99                      1,392        4.5          5.85            318       5.91
$7.00 - $8.28                      1,342        4.8          7.46            113       7.57
                             -----------                  --------   -----------    --------

                                  11,609                  $  3.31          7,787    $  2.14
                             ===========                  ========   ===========    =======

The Company has recorded stock-based compensation expense in the consolidated statement of earnings for stock options granted after January 1, 2003 to directors, officers and employees using the fair-value method. Options granted prior to January 1, 2003 are accounted for using the intrinsic value method. If the Company had applied the fair-value method to options granted prior to 2003 consistent with the methodology prescribed by the CICA Handbook section 3870, the Company's pro-forma net earnings and net earnings per share would have been as indicated below:

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

9.       STOCK-BASED COMPENSATION PLANS (continued)

                                                  THREE MONTHS ENDED          SIX MONTHS ENDED
                                                       JUNE 30,                    JUNE 30,
                                          -------------------------- ---------------------------
                                                  2004          2003          2004          2003
                                          ------------ ------------- ------------- -------------
Net earnings
   As reported                            $      2,978 $      64,686 $      25,279 $      96,503
                                          ------------ ------------- ------------- -------------
   Less fair value of stock options               (390)         (553)         (878)       (1,189)
                                          ------------ ------------- ------------- -------------
Pro-forma                                 $      2,588 $      64,133 $      24,401 $      95,314
                                          ============ ============= ============= =============

Net earnings per common share - basic
   As reported                            $       0.03 $        0.56 $        0.22 $        0.83
   Pro-forma                              $       0.02 $        0.55 $        0.21 $        0.82

Net earnings per common share - diluted
   As reported                            $       0.02 $        0.53 $        0.21 $        0.79
   Pro-forma                              $       0.02 $        0.52 $        0.20 $        0.78


The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

                                                              SIX MONTHS ENDED
                                                                   JUNE 30,
                                                             -------------------
                                                               2004        2003
                                                             -------    --------

     Weighted average fair value of options granted          $ 3.54     $  3.09
     Risk-free interest rate                                   3.8%        4.5%
     Expected lives (YEARS)                                     5.0         6.7
     Expected volatility                                      50.3%       58.3%

SHARE APPRECIATION RIGHTS PLAN

CICA Handbook section 3870 requires recognition of compensation costs with respect to changes in the intrinsic value for the variable component of fixed options. During the periods ended June 30, 2004 and 2003, there was no significant compensation costs related to the outstanding variable component of these share appreciation rights. The liability related to the variable component of these options amounts to $1.8 million, which is included in accounts payable as at June 30, 2004 (December 31, 2003 - $2.4 million).

10.   PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                JUNE 30,            JUNE 30,
                                          -----------------   -----------------
                                             2004      2003      2004      2003
                                          -------   -------   -------   -------
                                           (000s)    (000s)    (000s)     (000s)

Weighted average common shares
   outstanding - basic                    117,236   116,395   117,060   116,367
Effect of stock options                     6,619     5,937     6,478     5,937
                                          -------   -------   -------   -------
Weighted average common shares
   outstanding - diluted                  123,855   122,332   123,538   122,304
                                          =======   =======   =======   =======

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

11.   INCOME TAXES

The following table reconciles income taxes calculated at the Canadian statutory rate with actual income taxes:

                                            THREE MONTHS ENDED         SIX MONTHS ENDED
                                                   JUNE 30,                 JUNE 30,
                                          ---------------------     ---------------------
                                              2004         2003         2004         2003
                                          --------     --------     --------     --------
Net earnings before tax                   $  9,076     $ 41,923     $ 34,252     $ 95,075
                                          --------     --------     --------     --------

Canadian statutory rate                       38.6%        40.6%        38.6%        41.4%
Expected income taxes                     $  3,503     $ 17,021     $ 13,221     $ 39,398
Effect on taxes resulting from:
  Non-deductible crown charges               5,169        5,700        9,355       13,421
  Resource allowance                        (3,854)      (5,859)      (7,212)     (12,233)
  Large corporations tax                       895          428        1,290          781
  Statutory tax rate reductions                 --      (37,130)      (8,359)     (37,130)
  Non-taxable portion of foreign
    exchange loss (gain)                       953       (3,822)       1,530       (7,694)
  Other                                        (22)         899          (66)       2,029
                                          --------     --------     --------     --------

Provision for income taxes                $  6,644     $(22,763)    $  9,759     $ (1,428)
                                          ========     ========     ========     ========

  Current (1)                             $    889     $    428     $  2,270     $    781
  Future                                     5,755      (23,191)       7,489       (2,209)
                                          --------     --------     --------     --------

                                          $  6,644     $(22,763)    $  9,759     $ (1,428)
                                          ========     ========     ========     ========

(1) Current taxes include the federal tax on large corporations

A significant portion of the Company's taxable income is generated by a partnership. Income taxes are incurred on the partnership's taxable income in the year following its inclusion in the Company's consolidated net earnings. Current income tax will vary and is dependent upon the amount of capital expenditures incurred and the way it is deployed.

On March 31, 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate from 12.5% to 11.5% effective April 1, 2004.


12.      RISK MANAGEMENT

The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

As discussed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments was recorded on the consolidated balance sheets with an off-setting net deferred loss amount. The deferred loss is recognized into net earnings over the life of the associated contracts. Changes in the fair value of the liability are subsequently recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of derivative instruments is based on quoted market prices.

--------------------------------------------------------------------------------
COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004
--------------------------------------------------------------------------------

12.      RISK MANAGEMENT (continued)

The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2004 to June 30, 2004:

                                            DEFERRED        MARK       TOTAL
                                            LOSS ON          TO      UNREALIZED
                                          TRANSITION       MARKET    GAIN/(LOSS)
                                          ----------    ---------    ----------

Fair value of contracts, January 1, 2004  $   10,895    $ (10,895)   $      --
Change in fair value, June 30, 2004             (156)      (7,740)      (7,896)
Settlements during the period                 (5,067)       5,067           --
Fair value of contracts entered into
during the period                                 --         (350)        (350)
                                          ----------    ---------    ---------

Fair value of contracts, June 30, 2004    $    5,672    $ (13,918)   $  (8,246)
                                          ==========    =========    =========


For the period ended June 30, 2004 the following risk management amounts were included in net earnings:

                                                                       JUNE 30,
                                                                          2004
                                                                    ----------

  Unrealized loss - commodity contracts                             $   (6,189)
  Unrealized loss - cross currency, interest rate swaps                 (2,057)
                                                                    ----------
  Total unrealized loss                                                 (8,246)

  Realized loss - commodity contracts                                   (3,407)
                                                                    ----------
  Net loss                                                          $  (11,653)
                                                                    ==========


A summary of all unrealized estimated fair value financial positions are as follows:

                                                                       JUNE 30,
                                                                          2004
                                                                    ----------
  Commodity price risk
     Natural gas                                                    $   (1,347)
     Crude oil                                                          (3,325)
                                                                    ----------
  Risk management - current liability                                   (4,672)

  Cross currency, interest rate risk - other long term liabilities      (9,246)
                                                                    ----------

  Mark-to-Market                                                    $  (13,918)
                                                                    ==========

Information with respect to cross currency, interest rate risk contracts in place at December 31, 2003 is disclosed in Note 14 to the Company's annual audited consolidated financial statements. No new contracts have been entered into as at June 30, 2004.

COMPTON PETROLEUM CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited) (Tabular amounts in thousands of dollars, unless otherwise stated) June 30, 2004

12. RISK MANAGEMENT (continued)

The following table outlines the financial agreements in place as at June 30, 2004:

                                             DAILY
                                            NOTIONAL                                         UNREALIZED
                         TERM                VOLUME                PRICE COLLARS               (LOSS)
                         ----                ------                -------------               ------
 Natural gas
      Collar      Apr. 04 - Oct. 04        19,048 mcf        $5.25/mcf - $6.88/mcf          $ (1,140)
      Collar      Apr. 04 - Dec. 04         4,762 mcf        $5.25/mcf - $7.46/mcf              (305)
      Collar      July 04 - Dec. 04         4,762 mcf        $6.04/mcf - $7.61/mcf              (192)
      Collar      Jun. 04 - Oct. 04         4,762 mcf        $6.83/mcf - $8.51/mcf               146
      Collar      Nov. 04 - Mar. 05         4,762 mcf        $7.09/mcf - $9.50/mcf               144
                                                                                            --------
                                                                                            $ (1,347)
                                                                                            ========

 Crude oil
      Collar      Jan. 04 - Dec. 04        1,500 bbls  U.S.$25.83/bbl - U.S.$29.37/bbl      $ (3,325)
                                                                                            ========

13.      SUPPLEMENTAL CASH FLOW INFORMATION

Amounts actually paid during the period relating to interest expense and taxes are as follows:

                                       THREE MONTHS ENDED   SIX MONTHS ENDED
                                            JUNE 30,             JUNE 30,
                                       ------------------  ------------------
                                          2004      2003      2004      2003
                                       -------   --------  -------   -------

Interest paid                          $10,992   $11,053   $13,135   $12,098
Taxes paid                                 976     1,486       976     1,486
                                       -------   -------   -------   -------

                                       $11,968   $12,539   $14,111   $13,584
                                       =======   =======   =======   =======


14.      COMPARATIVE FIGURES

Certain comparative amounts have been reclassified to conform with the current period presentation.

CONFERENCE CALL

Compton will be conducting a conference call and audio webcast on Monday, August 16, 2004 at 9:30 a.m. Mountain Standard Time (11:30 a.m. EST) to discuss the Company's 2004 second quarter financial and operating results. To participate in the conference call, please contact the Conference Operator at 9:20 a.m. (MST), ten minutes prior to the call.

Conference Operator Dial-in Number:   Toll-Free 1-800-814-3911
         Local Toronto 1-416-640-4127

Audio webcast:   English Event URL:
http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=881100
--------------------------------------------------------------

The audio replay will be available two hours after the conclusion of the conference call and will be accessible until August 23, 2004. Callers may dial toll-free 1-877-289-8525 and enter Access Code 21090282 (followed by the pound key).

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canada Sedimentary Basin. The Company's capital stock trades on the Toronto Stock Exchange ("TSX") under the symbol CMT, and is included in both the S&P/TSX Composite Index and the TSX MidCap Index.

FOR FURTHER INFORMATION: COMPTON PETROLEUM CORPORATION, E.G. SAPIEHA, PRESIDENT & CEO, N.G. KNECHT, VP FINANCE & CFO, OR C.M. KING, MANAGER, INVESTOR RELATIONS,
TELEPHONE: (403) 237-9400, FAX (403) 237-9410.

WEBSITE: www.comptonpetroleum.com       EMAIL: investorinfo@comptonpetroleum.com
         ------------------------              ---------------------------------